UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-held Company with Authorized Capital

CNPJ/ME No. 90.400.888/0001-42

NIRE 35.300.332.067

NOTICE TO THE MARKET ON RELATED PARTY TRANSACTION

Banco Santander (Brasil) S.A., in compliance with Annex 30-XXXIII of CVM Ruling No. 480, of December 7, 2009, as amended, inform to the market the following about related-party transactions:

Name of the Parties	• Banco Santander (Brasil) S.A. (“Company”) • SANTANDER GLOBAL TECHNOLOGY AND OPERATIONS, S.L (“SGT”)
Description of the Transaction

On January 1, 2020, the Parties entered into an Agreement, which is in full force, for the lease, execution and/or development of services and projects between SGT and the Company (“Framework Agreement”).

Thus, on November 1, 2021, the Parties entered into Annex 2020BSBRSL01-30 to the Framework Agreement in order to formalize the contracting of services related to cyber protection and response to cyber attacks, duly communicated through the Notice on Transactions Between Related Parties filed with the CVM on November 9, 2021.

On February 8, 2022, the Parties entered into the Appendix to Annex 2020BSBRSL01-30 (“Appendix”) to adjust the amounts to be paid for the services previously agreed.

Relationship with the issuer	The Parties have as common, direct and indirect controller, as applicable, Banco Santander, S.A. (“Santander Spain”).
Purpose of the transaction

The Appendix executed between the Parties have the purpose to adjust the amounts paid for the services rendered by SGT, related to cyber protection and response to cyber attacks on systems and networks that support the Company's operations.

Among the services provided, the Company highlights: (i) network and cloud security; (ii) anti malware software; (iii) oversight of security alerts and monitoring; (iv) cyber threat monitoring and response services; (v) cyber incident management; and (vi) cyber forensic investigations.

Description of the negotiation process informing (i) who was responsible for deciding on the contract, (ii) whether the decision was taken by the competent administration body; and (iii) the administrators who participated in the decision

The decision is made in accordance with the Company's internal transaction approval forums.

The operation was carried out in compliance with the terms and conditions of the Policy for Transactions with Related Parties of Santander Brasil, especially item 5.1. There is no requirement in the Bylaws or the Policy for Transactions with Related Parties for approval by a statutory body.

Main Terms and Conditions	The adjusted amount to be paid for the services will be €16,260,564.00 (sixteen million, two hundred and sixty thousand, five hundred and sixty-four euros) for the services provided from January 1, 2022 to December 31, 2022.
Absence of withdrawal rights	Non applicable.
Participation of the related party, its partners or administrators in the decision-making process and negotiation of the transaction	Santander Spain, its partners or managers did not participate in the decision or negotiation of the transaction with the Parties.
Reasons why the issuer´s management considers that the transaction was carried out on an arm’s length basis or sets forth adequate compensation	The transaction observed commutative conditions, on a strictly commercial basis at an arm´s length basis, duly validated in accordance with parameters and methodologies practiced by the market and in previous transactions of the same nature carried out between the Company and other companies in the market.

São Paulo, February 15, 2022.

Angel Santodomingo Martell

Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 15, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer